Goodwood Brewing Co LLC

Hold on tight, here comes the Goodwood!

Touched by Wood. Brewed with Limestone Water.

Louisville, KY

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Goodwood Brewing Co has always been driven by quality, integrity, and the customer experience, one glass at a time. Our growth model is a three-pronged approach: Beer, Spirits and Taprooms.

Headquartered in Louisville, KY, our beer distribution currently expands across 14 states.

Goodwood offers true product differentiation as our beers are all brewed with limestone water; if it's good for bourbon, it's great for beer. Based in bourbon country, our barrel aging experience expands over 15 years. We have 7 products in our core line, and numerous seasonal offerings.

Our line of spirits was a natural evolution. Our master brewers began taking barrels used to finish our beer, sourced premium bourbon and finished that liquid in our used beer barrels. This provides a fantastic finish to an already great spirit and is accretive to our brand. We currently distribute spirits in Kentucky and Tennessee, with plans to expand to 6 states in 2020.

Goodwood Taprooms are reflective of our commitment to the customer experience. Each taproom features our core and seasonal beers on draft, spirits, and cuisine that reflects our adherence to local tradition and the artistic expression of our culinary team. Live music is also an integral part of our culture, featuring bands throughout our region. We operate taprooms in Louisville and Frankfort KY. Jeffersonville, IN will open in Q3 of 2020.

Our multi-faceted approach has us poised for rapid growth in the coming years. Hang on tight, here comes Goodwood!

Community Impact

- Food and Agriculture
- Sustainability
- Arts & Culture
- Community Building

Key Facts
Kentucky's longest continuously operated craft brewery, beginning in 1990.
Goodwood Brewing Company's media appearances include features in Kingsman: The Golden Circle, Top Chef and Land's End for business catalogs and video promotions.
Our 12 year collaborative bourbon has earned accolades as one of Esquire Magazine's Top 29 Spirits of 2019 and San Francisco's World Spirits Competition 2020 Gold Medalists.
Cigar Aficionado Magazine named our Bourbon Barrel Stout as one of the best beers in America to enjoy with a cigar.
Our founder quit a successful career as a chemical engineer to, well, make chemicals we can all enjoy!

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🖵 Opportunity

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Goodwood Brewing Company has become a nationally distributed craft brewing sensation with the desire to growth globally. Between the brand's distribution reach in fourteen states, two taprooms, award-winning bourbon line and a core family of beers, Goodwood Brewing Company has built a foundation to continue its growth. Opportunities for growth will continue to flourish through existing market penetration, expanded distribution lines and strategic acquisitions.

Goodwood's unique beer product portfolio being, "Touched by Wood, Brewed with Limestone Water"™ has enabled the Goodwood brand to successfully enter new markets despite a highly competitive environment, with its bourbon-inspired brew process. Recently, the addition of Goodwood's barrel finished bourbon has expanded the brand's portfolio and has received multiple accolades such as earning a seat in Esquire Magazine's Top 29 Spirits of 2019 and a Gold Medal placement during the 2020 San Francisco World Spirits Competition.



Goodwood Brewing Company is growing through the completion of the Louisville, Kentucky taproom expansion, Frankfort, Kentucky and Jeffersonville, Indiana brewpubs and introduction of a Spirit's line. These opportunities continue to position Goodwood as a premier craft brewery and distillery.

As an innovative brand, Goodwood Brewing Company aimed for a different niche in the brewing industry and differentiates themselves through the bourbon-inspired processes used to create product lines. Outside of the brand's product lines, Goodwood Brewing Company's two operational restaurants offer a unique brewpub experience where guests can interact with brewers and leadership, take a brewery tour, enjoy a tasting, or relax with friends and family.

Recently, Goodwood Brewing's Frankfort brewpub underwent major changes to elevate guest experience, uphold the brand's messaging and re-align with the future of Goodwood Brewing Company. Changes included new expectations for interacting with guests, employee appearance and training protocols, and renovations to the brewpub. In addition, the leadership and culinary teams collaborated to produce an exciting and creative chef driven menu to compete within the ever-changing culinary climate.



Photo by: Emily Kunkel
Goodwood Brewing Frankfort features the Frankfort Chopped Salad with Bourbon Glazed Salmon



Photo by: Emily Kunkel
Goodwood Brewing Frankfort's Grilled Chicken Wings with a Louisville Lager glaze and house-made buttermilk dressing.



Photo by: Emily Kunkel
Goodwood Brewing Frankfort introduced new handheld items including the Mac 'N Cheese melt with house seasoned fries.

Goodwood Brewing Company's future endeavors include a second collaboration with Bardstown Bourbon Company to produce a limited release of a Walnut Brown Ale which is a high-proof 9-year-old Tennessee straight bourbon whiskey that has been aged in Goodwood walnut brown ale casks for 18 months.



Aside from collaborations with Bardstown Bourbon Company, Goodwood Brewing Company gazes into the horizon towards upcoming collaborations with Cellar Door Chocolates and Bourbon Barrel Foods. The brand aspires to create additional merchandise offerings for guests to enjoy, including a line of Cellar Door's chocolates infused with both beer and bourbon. While the Bourbon Barrel Foods collaboration is still in the planning stages, potential offerings may include bourbon-infused seasonings, infused barrel-aged sauces, and other specialty items.



Our intention is to foster a brand that will pay dividends to investors, while increasing share value. We also strive to develop a brand that is meaningful to the communities represented through our collaborations, partnerships, and event participation. With the current strategies, there will be significant merger and acquisitions activity in the craft brewing industry and Goodwood Brewing Company has been positioned accordingly to fulfill the ever-changing landscape.

COVID-19 Relief

- Investors may cancel an investment commitment for any reason within 48 hours from the time of his or her investment commitment (or such later period as the issuer may designate)
- This offering has been launched with financial information that has been certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer. This is pursuant to the SEC's temporary COVID-19 regulatory relief as described in Regulation Crowdfunding §227.201(z).
- The issuer may close the offering at any time after it has aggregate investment commitments for which the right to cancel pursuant to paragraph (z)(1)(iv)(A) of this section has lapsed that equal or exceed the target offering amount (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).
- If an investor does not cancel an investment commitment within 48 hours from the time of the initial investment commitment, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

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Our Terms

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Perks are provided at the investment levels indicated below.

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Additional Terms (SEC Filing)

$100
Minimum Investment

1.7x
Payback Multiple

8.0%
Revenue Share

Annually
Payment Frequency

7 years
Maturity

Perk calculator

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$100

Silver Investor
1. 10% off Goodwood Frankfort AirBnB
2. Goodwood Sticker and Koozie pack
3. 10% off Taproom and Merchandise
4. 10% off Goodwood Louisville event space

Invest $100

Benefits & Perks

$100

Silver Investor

1. **10% off Goodwood Frankfort AirBnB** Investors have access to Goodwood Brewing Company's Frankfort AirBnb for a 10% discount.
2. **Goodwood Sticker and Koozie pack** Investors receive a Goodwood sticker and koozie pack.
3. **10% off Taproom and Merchandise** Investors will receive 15% off taproom purchases and merchandise.
4. **10% off Goodwood Louisville event space** Investors receive 10% off Goodwood Louisville event space.

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$500

Gold Investor

1. **One Free Night at Goodwood Frankfort AirBnB** Investors receive one free night at Goodwood Brewing Company's Frankfort AirBnB.
2. **15% off Goodwood Frankfort AirBnB Stay** Investors receive a 15% discount at Goodwood Frankfort's
3. **15% off Goodwood Louisville Event Space** Investors will receive 15% off Goodwood Louisville event space rentals.
4. **Goodwood Brewing T-shirt** Investors will receive a free, soft cotton Goodwood Brewing Company
5. **15% off Taproom and Merchandise** Investors receive 15% off taproom and merchandise purchases.
6. **Goodwood Sticker and Koozie pack** Investors receive a Goodwood sticker and koozie pack.

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$1,000

Platinum Investor

1. **Waived Rental Fees for Louisville Event Space** Investors will have access to Goodwood Brewing Company's rental spaces without rental fees!
2. **20% off Taproom and Merchandise** Investors receive 20% off taproom and merchandise purchases.
3. **20% off Goodwood Frankfort AirBnB Stays** Investors will receive a regular discount of 20% off Goodwood Frankfort AirBnB stays.
4. **Goodwood Brewing T-shirt** Investors will receive a free, soft cotton Goodwood Brewing Company
5. **Goodwood Sticker and Koozie pack** Investors receive a Goodwood sticker and koozie pack.
6. **3 Day, 2 Night Goodwood Brewing Company- Frankfort- AirBnB Stay** Investors will have the opportunity to stay in the Goodwood Brewing Company Frankfort Airbnb.

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Our Location

We are completing expansions of our taproom at 636 East Main St., Louisville, KY and brewpub at 109 West Main St., Frankfort, KY. We will be opening a third location at 134 Spring St in Jeffersonville, IN in Q1 2020.
Our Louisville taproom is in the heart of NuLu, a vibrant area with numerous apartments, businesses, a skate park, axe throwing and wall climbing venues, and numerous shops. Our expansion will include a game room, an event space and an updated

kitchen.
The Frankfort brewpub restaurant is fully operational. This funding will enable us to complete the brewhouse installation, and create a game room in the lower level. The historic building is located in the heart of downtown, with breathtaking views of the Kentucky River. Frankfort gets over 250,000 visitors to the Bourbon Trail, and our venue is a favorite for locals and tourists alike.
The Jeffersonville brewpub capital will go towards AV, security system, kitchen upgrades and opening the facility in Q1 2020.
This facility is adjacent to Indiana's Ohio River waterfront, and is in the heart of the entertainment district. This site will benefit from its proximity to the Ohio River walking bridge to Louisville, as well as the numerous waterfront festivals throughout the spring, summer and fall.



I 65
West Court Avenue
West Maple Street
Pearl Street
Spring Street
Locust Street
East Market Street
East Riverside Drive
Mulberry Street
Big Four Station
Richard H Colston Park
West Market Street
Clark Street
Riverstage Park
Ohio River Greenway
West Riverside Drive
Indiana
Kentucky
Clark County
Jefferson County
Jeffersonville
Ohio River

89.5
Walk Score

46,000
Jeffersonville Population

Our Team



Ted Mitzlaff OWNER
CEO
Ted Mitzlaff has an extensive background in manufacturing, as well as food processing cleaning/sanitation/water treatment.
In 2013, Ted took over as managing partner for the brewery at the request of the other investors. He has significantly grown the business while surrounding himself with a team of dedicated professionals. Together they have positioned Goodwood for breakout growth.



Ryan Thiel ADVISOR
EXECUTIVE VICE PRESIDENT
Ryan "RT" Thiel is our quintessential behind the scenes team member. He oversees logistics, inventories, state regulations, taproom operations, and anything else that requires attention. RT is also our resident ping pong champion.



Amber Houchin ADVISOR
CONTROLLER
Amber provides prompt and accurate financial information so we can effectively operate our business and make critical decisions based on accurate information.



James McConnell
DIRECTOR OF PRODUCTION
An experienced brewer with a Master's Degree in Molecular Biology, James McConnell served as the Head Brewer for Fat Head's Brewery and Platform Beer Company and now brings his knowledge and attention to detail to Goodwood Brewing Company. Prior to becoming a brewer, McConnell served at the Cleveland Clinic Lerner Research Institute as a Graduate Student Researcher where he worked full time on selenoprotein biology researching proteins essential to selenoprotein synthesis.



Don No
DIRECTOR OF SALES
Don has 19 years of experience the alcohol industry, having worked for Silver Eagle Distributors (Houston, TX), L&F Distributors (Farmers Branch, TX) and 12% Beer Distributors (New York, NY) before joining Team Goodwood. Don's experience in retail sales, marketing, salesforce management and business development provide the tools to ensure that distribution channels will continue to grow.



Kelly Thompson
HEAD BREWER, FRANKFORT
An achievement-oriented brewing professional with a Bachelor of Arts degree in International Relations, certificate in Professional Brewing Science and diploma in Brewing from the Institute of Brewing and Distilling, Kelly Thompson possesses strong experience in brewing and production management. His experience with Saw Works Brewing Company, Christain Moerlein Lager House, and Lexington Brewing & Distilling Co. has offered strong insight within the areas of brewing and craft beer production. Prior to becoming a brewer, Thompson served in the United States Armed Forces as an Intelligence Analyst and brings a proven track record of leadership, dedication, commitment and creative beer production to the Goodwood Brewing team.

Our Milestones

Show All

2005 2019 2020







Company Inception

7 friends purchased the assets of the Bluegrass Brewing Co's production facility in Louisville, KY, and our company was formed.

Spirits Launched

Goodwood released our first bourbon, a 12 YO Kentucky straight bourbon finished in Goodwood Bourbon Barrel Stout barrels.

Frankfort Brewpub Opens

Goodwood's Frankfort brewpub opened with tremendous fanfare. Our brewpub features a full

Wigs on Tap with Gilda's Club

Goodwood Brewing Company had the honor to sponsor the 2019 Wigs on Tap event to benefit the efforts of Gilda's Club Kentuckiana.

First Collaboration with Bardstown Bourbon Company

Goodwood Brewing and Bardstown Bourbon Company teamed up for a limited, regional release. This 11-year-old collaborative bourbon is finished in Goodwood Brewing Brandy Barrel Honey Ale casks for 18

San Francisco World Spirits Competition Gold Medal

Goodwood Brewing Company's first collaborative bourbon earned a Gold Medal finish at the 2020 San Francisco World Spirits Competition.

Collaboration with Bardstown Bourbo Company

The Bardstown Bourbon Company and Goodwood Brewing launched the second creation from the collaborative series on Ap 1. Available throughout Kentucky and Indiana onl as a limited release, the collaboration is an

Apr 1st | Jan 20th | Aug 1st | Oct 3rd | Oct 21st | Mar 31st | Apr 1st













Media

LANDS' END

"One of the best spirit releases in 2019. It's a "Damn Good One""

– Esquire Magazine

Updates

Aug 10 2020



Goodwood Brewing welcomes new Master Brewer

An experienced brewer with a Master's Degree in Molecular Biology, James McConnell served as the Head Brewer for Fat Head's Brewery and Platform Beer Company and now brings his knowledge and attention to detail to Goodwood Brewing Company. Prior to becoming a brewer, McConnell served at the Cleveland Clinic Lerner Research Institute as a Graduate Student Researcher where he worked full time on selenoprotein biology researching proteins essential to selenoprotein synthesis.

Theodore Mitzlaff
GOODWOOD BREWING CO LLC MANAGEMENT

Jul 30 2020

Goodwood Frankfort introduces new Head Brewer

Goodwood Brewing is excited to announce Kelly Thompson as the new Head Brewer for the Frankfort, Kentucky location. Thompson's experience within the brewing industry began in 2014 as an intern for Saw Works Brewing Company, after graduating from Louisiana State University with certifications in Brewing, Distilling, and Professional Brewing Science. Since then, he's become a brewing powerhouse and is thrilled to bring a new and creative twist to Goodwood Brewing's beer production.

Theodore Mitzlaff
GOODWOOD BREWING CO LLC MANAGEMENT

Jul 20 2020

Goodwood welcomes new Louisville Sales Specialist, Kyle Jahn!

Goodwood Brewing Company is excited to announce Kyle Jahn as the new Louisville Sales Specialist. Jahn's experience within the brewing industry extends far beyond merchandising and sales, as his talents within brewing and production offer his clients and distributors the best of both worlds.

Theodore Mitzlaff
GOODWOOD BREWING CO LLC MANAGEMENT

FAQ

Q: What does your competitive landscape look like?

A: The craft brewing industry is highly competitive. Goodwood Brewing offers true product differentiation with our barrel aging program, and with all of our beers being produced with limestone water.
The addition of spirits finished in our used beer barrels is a natural fit, and will enable us to utilize our extensive distribution network.

Q: Why is limestone water important to your beer?

A: Kentucky is well known for its tremendous water supply, which contains high levels of calcium (limestone). This has made our bourbon exceptional. Goodwood recognized that what is good for bourbon is GREAT for beer!

Q: Why take the extra time to wood-age beer?

A: Our extra steps are kind of an homage to this region's distilling legacy and to those old barrels out there that still have so much flavor left to give. Sip one of our freshly nuanced stouts, honey ale, brown ale, gose or other wood finished product and we believe you'll agree.

Q: What makes your bourbon unique?

A: Goodwood selects premium bourbon aged in traditional charred white oak barrels and then finish it in Goodwood's award winning beer barrels for a uniquely sophisticated and complex bourbon. Our award winning products are finished in our Honey Ale brandy barrels, Bourbon Barrel Stout barrels, and Walnut Brown Ale barrels. Esquire Magazine recognized our bourbon as one of the top 30 spirit releases in 2019, and we won GOLD at the San Francisco Spirits Competition. Clearly we are not the only ones who recognize the quality of our products

of our products.

Q: What is your most popular beer?

A: Lou'sville Lager 's our largest seller by volume. Bourbon Barrel Stout 's our best sell'ng barrel aged product.



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